UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          INTERSTATE HOTELS CORPORATION
                          -----------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 -----------------------------------------------
                         (Title of Class of Securities)


                                    46088R108
                                    ---------
                                 (CUSIP Number)


                            Richard S. Borisoff, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                   MAY 1, 2002
                                   -----------
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


                       This document consists of 12 pages.

CUSIP NO. 46088R108

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MERISTAR HOTELS & RESORTS, INC.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
           NUMBER OF SHARES             7       SOLE VOTING POWER
          BENEFICIALLY OWNED                    - 0-
          BY EACH REPORTING
             PERSON WITH:
--------------------------------------------------------------------------------
                                        8       SHARED VOTING POWER
                                                5,923,306 (1) (2)
--------------------------------------------------------------------------------
                                        9       SOLE DISPOSITIVE POWER
                                                -0-
--------------------------------------------------------------------------------
                                        10      SHARED DISPOSITIVE POWER
                                                - 0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,923,306 (1) (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.9% (2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
------------------------
(1) No shares of Class A common stock, par value $0.01 per share, of Interstate Hotels Corporation have been purchased, directly or indirectly, by the reporting person. Rather, the reporting person may be deemed to have beneficial ownership of the shares reported herein pursuant to a voting and conversion agreement (as described in the Introduction and in Items 3 and 4 of this Statement), entered into in connection with the proposed acquisition by the reporting person of all of the outstanding shares of Interstate Hotels Corporation. Any such beneficial ownership is expressly disclaimed by the reporting person.

(2)      Reflects share ownership as of May 1, 2002 by the persons listed in
         Item 5(b) of this Statement. See Item 5(a) and the Introduction for more information regarding the method of calculation of number of shares beneficially owned.

INTRODUCTION

         No shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Interstate Hotels Corporation, a Maryland corporation (the "Issuer"), have been purchased, directly or indirectly, by the reporting person. MeriStar Hotels & Resorts, Inc., a Delaware corporation ("MeriStar"), is making this filing solely because it may be deemed to have beneficial ownership of the shares reported herein pursuant to the Voting and Conversion Agreement (as defined below). The Issuer also has outstanding Class B common stock, par value $0.01 per share ("Class B common stock" and, together with the Class A Common Stock, the "Common Stock").

         The Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") dated May 1, 2002 by and between the Issuer and MeriStar, providing, among other things, for the merger (the "Merger") of the Issuer with and into MeriStar. In the Merger, among other things, each share of Class A Common Stock, together with the associated right to purchase shares of Interstate Series A preferred stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 4.6 shares of MeriStar common stock and the associated rights to purchase shares of MeriStar Series A junior participating preferred stock. In addition, a new board of directors of MeriStar will be elected, and MeriStar's certificate of incorporation and bylaws will be amended and restated.

         According to the Issuer's representations and warranties in the Merger Agreement, there were 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock outstanding as of April 30, 2002.

         In connection with the Merger, a Voting and Conversion Agreement (the "Voting and Conversion Agreement"), dated May 1, 2002, was executed among MeriStar, Thomas P. Hewitt ("Hewitt"), J. William Richardson ("Richardson"), Kevin P. Kilkeary ("Kilkeary"), CGLH Partners I LP ("CGLH I") and CGLH Partners II LP ("CGLH II"). Each of Hewitt, Richardson, Kilkeary, CGLH I and CGLH II is referred to herein as a "Principal Issuer Stockholder." The Principal Issuer Stockholders currently hold such of the Issuer's Series B Convertible Preferred Stock ("Series B Stock") and 8.75% Convertible Subordinated Notes due 2007 ("Notes" and, together with the Series B Stock, the "Convertible Securities") as indicated below:

--------------------------------------------------------------------------------
Holder                          Security and amount
--------------------------------------------------------------------------------
Hewitt                          100,000 shares of Series B Stock
--------------------------------------------------------------------------------
Richardson                      75,000 shares of Series B Stock
--------------------------------------------------------------------------------
Kilkeary                        50,000 shares of Series B Stock
--------------------------------------------------------------------------------
CGLH I                          500,000 shares of Series B Stock
--------------------------------------------------------------------------------
CGLH II                         $25,000,000 aggregate principal amount of Notes
--------------------------------------------------------------------------------

Agreements governing the conversion of the Convertible Securities prohibit the conversion of the Convertible Securities by any person if the conversion would cause such person, together with their affiliates and any group of which either is a member, to have beneficial ownership of more than 49% of the Issuer's outstanding Common Stock (the "Conversion Restrictions").

         Therefore, the Conversion Restrictions limit the conversion of the Convertible Securities held by CGLH I and CGLH II, which are entities that have filed together as reporting persons on a Schedule 13D (the "CGLH Schedule 13D") dated September 10, 2000, as amended on November 6, 2000 and May 10, 2002. As reported in the CGLH Schedule 13D, CGLH I and

CGLH II only may convert their Convertible Securities into an aggregate of 5,360,556 shares of Class A Common Stock.

         Under the Voting and Conversion Agreement, on or prior to the record date (the "Record Date") for the Interstate special meeting of stockholders (the "Interstate Special Meeting") called to consider and approve the Merger and the related transactions, the following parties will convert their Convertible Securities as follows:

o Hewitt will convert all 100,000 shares of his Series B Stock into 250,000 shares of Class A Common Stock;

o Richardson will convert all 75,000 shares of his Series B Stock into 187,750 shares of Class A Common Stock;

o Kilkeary will convert all 50,000 shares of his Series B Stock into 125,000 shares of Class A Common Stock;

o CGLH I will convert all 500,000 shares of its Series B Stock into 1,250,000 shares of Class A Common Stock; and

o CGLH II will convert $16,442,224 aggregate principal amount of its Notes into 4,110,556 shares of Class A Common Stock.

Under the Voting and Conversion Agreement, the Principal Issuer Stockholders have agreed with MeriStar to vote their shares of Class A Common Stock at the Interstate Special Meeting in favor of the Merger and the transactions related to it. Under the Voting and Conversion Agreement, the remaining $8,557,776 aggregate principal amount of Notes held by CGLH II will be converted immediately following the Merger into common stock of the surviving corporation.

         Therefore, under the Voting and Conversion Agreement, MeriStar has shared voting power over an aggregate of 5,923,306 shares of Class A Common Stock (the "Subject Shares") with respect to approval of the Merger and related transactions at the Interstate Special Meeting. Assuming the conversion of the Convertible Securities as set forth above had occurred on April 30, 2002 and based on 5,487,885 shares of Class A Common Stock outstanding and 242,555 shares of Class B Common Stock outstanding prior to such conversion as of April 30, 2002, such amount would represent approximately 50.8% of the outstanding Common Stock and approximately 51.9% of the outstanding Class A Common Stock.

         The consummation of the Merger by MeriStar is subject to, among other things, the approval of the Merger Agreement, the Merger, the amendment and restatement of MeriStar's certificate of amendment and bylaws and the other transactions contemplated by the Merger Agreement by the holders of a majority of the outstanding shares of MeriStar's outstanding common stock.

         The consummation of the Merger by the Issuer is subject to, among other things: The approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the "Issuer Merger Proposals") by the holders of 2/3 of the outstanding shares of Interstate Class A Common Stock on an as-converted basis. Additional conditions precedent to the Issuer's obligation to complete the Merger are described fully in the Merger Agreement.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Class A common stock, par value $0.01 per share (defined above as the "Class A Common Stock"), of Interstate Hotels Corporation, a Maryland corporation (defined above as the "Issuer"). The principal executive offices of the Issuer are located at Foster Plaza, Ten 680 Andersen Drive, Pittsburgh, Pennsylvania 15220.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c), (f). This Statement is filed by MeriStar Hotels & Resorts, Inc., a Delaware corporation (defined above as "MeriStar"). The principal business of MeriStar is management of hotels, resorts and conference centers and providing corporate housing. The address of the principal executive offices and business of MeriStar is 1010 Wisconsin Avenue NW, Washington, D.C. 20007.

         The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each executive officer and director of MeriStar are set forth in Schedule 1 hereto, which is incorporated herein by reference.

         (d) During the last five years, neither MeriStar nor, to the best of its knowledge, any of the persons listed on Schedule 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither MeriStar nor, to the best of its knowledge, any of the persons listed on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date hereof, no shares of the Issuer's Class A Common Stock have been purchased, directly or indirectly, by MeriStar. Rather, as an inducement and a condition to its entering into the Merger Agreement, MeriStar and Principal Issuer Stockholders have entered into the Voting and Conversion Agreement, pursuant to which MeriStar has received shared voting power over the Subject Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         No shares of the Issuer's Class A Common Stock have been purchased, directly or indirectly, by MeriStar. MeriStar could be deemed to have "acquired" beneficial ownership of the Subject Shares only because it and the Principal Issuer Stockholders have entered into the Voting and Conversion Agreement (as described in the Introduction of this Statement, which is incorporated herein by reference) in order to facilitate the Merger pursuant to the Merger Agreement. Except as specifically set forth herein, MeriStar disclaims beneficial ownership over any shares of the Class A Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Class A Common Stock.

         Each of Paragraphs (a) through (j) of Item 4 may be applicable upon the consummation of the transactions contemplated by the Merger Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Principal Issuer Stockholders currently beneficially own 51.9% of the outstanding shares of Class A Common Stock, comprised of 5,923,306 shares to be issued upon conversion of the Convertible Securities.

         Therefore, as of the date hereof, MeriStar may be deemed to beneficially own 5,923,306 shares of Class A Common Stock as a result of entering into the Voting and Conversion Agreement. Except as set forth on
Schedule 1 and to the knowledge of MeriStar, none of the persons identified in
Schedule 1 beneficially owns any securities of the Issuer. Except as specifically set forth herein, MeriStar disclaims beneficial ownership of any shares of the Class A Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Class A Common Stock. MeriStar disclaims membership in any group with respect to the Class A Common Stock by virtue of MeriStar's execution of the Voting and Conversion Agreement or otherwise.

         (b) As a result of entering into the Voting and Conversion Agreement, MeriStar may be deemed to have shared power to vote or to direct the vote of the shares of Class A Common Stock herein reported as beneficially owned by it.

         MeriStar shares the power to vote the shares of Class A Common Stock herein reported as beneficially owned by MeriStar with the Principal Issuer Stockholders. The following paragraphs provide the applicable information required by Item 2 with respect to each of the Principal Issuer Stockholders, which information is based on (i) information disclosed by the Issuer and the Principal Issuer Stockholders in their respective public filings with the Securities and Exchange Commission and (ii) on information provided by the Principal Issuer Stockholders to MeriStar:

         The following have filed the CGLH 13D as "reporting persons": CGLH I, a Delaware limited partnership; CGLH II, a Delaware limited partnership; LB Interstate GP LLC, a Delaware limited liability company; LB Interstate LP LLC, a Delaware limited liability company; PAMI LLC, a Delaware limited liability company; Property Asset Management Inc., a Delaware corporation; Lehman ALI Inc., a Delaware corporation; Lehman Brothers Holdings Inc., a Delaware corporation; MK/CG GP LLC, a Delaware limited liability company; MK/CG LP LLC, a Delaware limited liability company; CG Interstate Associates LLC, a Delaware limited liability company; Continental Gencom Holdings, LLC, a Delaware limited liability company; KFP Interstate, LLC, a Delaware limited liability company; Grosvenor, LLC, a Texas limited liability company; Quadrangle Trust Company
(BVI) Limited, a British Virgin Islands corporation, as

Trustee of The Sutherland Trust; KFP Holdings, Ltd., a Texas limited partnership; Sherwood M. Weiser, an individual, and a citizen of the United States of America; Donald E. Lefton, an individual, and a citizen of the United States of America; and Karim Alibhai, an individual, and a citizen of the United States of America.

         CGLH I and CGLH II are collectively referred to as the "CGLH Partnerships". The CGLH Partnerships make investments for long term appreciation. LB Interstate GP LLC and MK/CG GP LLC are both General Partners of each of the CGLH Partnerships and together make all of the investment decisions on behalf of the CGLH Partnerships. LB Interstate LP LLC and MK/CG LP LLC are both Limited Partners of each of the CGLH Partnerships.

         MK/CG GP LLC and MK/CG LP LLC each make investments for long term appreciation. MK/CG GP LLC and MK/CG LP LLC are each owned 66.67% by CG Interstate Associates LLC and 33.33% by KFP Interstate, LLC, which together make all of the investment decisions on behalf of each of MK/CG GP LLC and MK/CG LP LLC. The business address of each of MK/CG GP LLC and MK/CG LP LLC is 3250 Mary Street, Suite 500, Miami, Florida 33133.

         CG Interstate Associates LLC makes investments for long term appreciation. CG Interstate Associates LLC participates in investment decisions made on behalf of MK/CG GP LLC and MK/CG LP LLC as a Managing Member of those entities. CG Interstate Associates LLC is a wholly owned subsidiary of Continental Gencom Holdings, LLC, which makes all investment decisions on its behalf as its Managing Member.

         Continental Gencom Holdings, LLC makes investments for long term appreciation. It is owned 30% by Sherwood M. Weiser, 30% by Donald E. Lefton, and 40% by Karim Alibhai, who are each a Managing Member of Continental Gencom Holdings, LLC, and who together make all of its investment decisions.

         CG Interstate Associates LLC, Continental Gencom Holdings, LLC, Sherwood M. Weiser, Donald E. Lefton, and Karim Alibhai are collectively referred to herein as the "CG Investors". The business address of each of the CG Investors is 3250 Mary Street, Suite 500, Miami, Florida 33133.

         KFP Interstate, LLC makes investments for long term appreciation. KFP Interstate, LLC participates in investment decisions made on behalf of MK/CG GP LLC and MK/CG LP LLC. KFP Interstate, LLC is a wholly owned subsidiary of KFP Holdings, Ltd.

         KFP Holdings Ltd. makes investments for long term appreciation. It is owned 1% by Grosvenor, LLC and 33% by each of Jaffer Khimji Grantor Trust, St. Giles Trust and Mahmood Khimji. Grosvenor, LLC is its General Partner and makes all investment decisions on its behalf.

         Grosvenor, LLC is wholly owned by Quadrangle Trust Company (BVI) Limited as sole Trustee of The Sutherland Trust, a discretionary trust which makes investments for long term appreciation. Quadrangle Trust Company (BVI) Limited is a company regulated and licensed by the British Virgin Islands government that provides trustee services. Its principal place of business is PO Box 438, Tropic Isle Building, Wickshams Cay 1, Roadtown, Tortola, British Virgin Islands.

         KFP Interstate, LLC, KFP Holdings, Ltd., Grosvenor, LLC, and Quadrangle Trust Company (BVI) Limited are collectively referred to herein as the "KFP Investors".

         LB Interstate GP LLC and LB Interstate LP LLC each make investments for long term appreciation. Each is wholly owned by PAMI LLC, which makes all investment decisions on its behalf.

         PAMI LLC makes investments for long term appreciation. It is wholly owned by Property Asset Management Inc., which makes all investment decisions on its behalf.

         Property Asset Management Inc. makes investments for long term appreciation. It is 99.75% owned by Lehman ALI Inc., which makes all investment decisions on its behalf.

         Lehman ALI Inc. makes investments for long term appreciation. It is wholly owned by Lehman Brothers Holdings Inc., which makes all investment decisions on its behalf.

         Lehman Brothers Holdings Inc., through its domestic and foreign subsidiaries, is a full line securities firm.

         LB Interstate GP LLC, LB Interstate LP LLC, PAMI LLC, Property Asset Management Inc., Lehman ALI Inc. and Lehman Brothers Holdings Inc. are collectively referred to herein as the "Lehman Investors".

         As reported in the CGLH 13D, during the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, the persons listed on Schedules A through E hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws, with the potential exceptions described in the next paragraph.

         As reported in the CGLH 13D, Lehman Brothers Inc., an affiliate of the Lehman Investors, has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by Lehman Brothers Inc. consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to Lehman Brothers Inc.'s Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.

         Thomas F. Hewitt is a citizen of the United States whose principal business address is c/o Interstate Hotels Corporation, Foster Plaza Ten, 680 Andersen Drive, Pittsburgh, Pennsylvania 15220. Mr. Hewitt serves as Chairman and Chief Executive Officer of the Issuer.

         J. William Richardson is a citizen of the United States whose principal business address is c/o Interstate Hotels Corporation, Foster Plaza Ten, 680 Andersen Drive, Pittsburgh, Pennsylvania 15220. Mr. Richardson serves as Vice Chairman and Chief Financial Officer of the Issuer.

         Kevin P. Kilkeary is a citizen of the United States whose principal business address is c/o Interstate Hotels Corporation, Foster Plaza Ten, 680 Andersen Drive, Pittsburgh, Pennsylvania 15220. Mr. Hewitt serves as President and Chief Operating Officer of the Issuer.

         Other than as disclosed above, to the knowledge of MeriStar, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

         Other than as disclosed above, to the knowledge of MeriStar, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (c) Neither MeriStar nor, to its knowledge, any of the persons identified on Schedule 1, has effected any transactions in the Issuer's Class A Common Stock during the past 60 days, except as set forth herein.

         (d) To the knowledge of MeriStar, only the persons and entities listed in response to Item 5(b) of this Statement have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of Class A Common Stock of the Issuer reported herein as beneficially owned by MeriStar.

         (e)      Paragraph (e) of Item 5 is inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the Introduction and Item 5 of this Statement, which are incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Agreement and Plan of Merger, dated as of May 1, 2002, between the Issuer and MeriStar (incorporated by reference to Exhibit
                  2.1 to MeriStar's current report on Form 8-K filed on May 3,
                  2002).

Exhibit 2 Voting and Conversion Agreement, dated as of May 1, 2002, among MeriStar and certain stockholders specified therein (incorporated by reference to Exhibit 2.2 to MeriStar's current report on Form 8-K filed on May 3, 2002).

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2002


                                   MERISTAR HOTELS & RESORTS, INC.


                                   By: /s/ Christopher L. Bennett
                                       ----------------------------------------
                                       Christopher L. Bennett
                                       Senior Vice President and General Counsel

SCHEDULE 1
----------

INFORMATION WITH RESPECT TO DIRECTORS AND EXECUTIVE
OFFICERS AND DIRECTORS OF MERISTAR HOTELS & RESORTS, INC.
---------------------------------------------------------

         The following information sets forth the name, business address and present principal occupation of each of the directors and executive officers of MeriStar. The business address of each director and executive officer of MeriStar is 1010 Wisconsin Avenue NW, Washington, D.C. 20007. Each of the directors and executive officers of MeriStar is a citizen of the United States.

-----------------------------------------------------------------------------------------------
NAME OF OFFICER OR DIRECTOR         PRESENT PRINCIPAL OCCUPATION          CLASS A COMMON STOCK
                                                                          BENEFICIALLY OWNED
-----------------------------------------------------------------------------------------------
J. Taylor Crandall                  Managing Partner at Oak Hill Capital  None
(Director)                          Management, Inc., the management
                                    company for a number of private
                                    investment funds.
-----------------------------------------------------------------------------------------------
Leslie R. Doggett                   Consultant on tourism development     None
(Director)                          with the International Association of
                                    Convention and Visitor Bureaus and
                                    the National Congress for
                                    Community Economic Development.
-----------------------------------------------------------------------------------------------
Kent R. Hance                       Partner at Hance, Scarborough and     None
(Director)                          Wright, L.L.P., a law firm.
-----------------------------------------------------------------------------------------------
Steven D. Jorns                     Vice Chairman of the Board of         None
(Director)                          MeriStar and MeriStar Hospitality
                                    Corporation.
-----------------------------------------------------------------------------------------------
S. Kirk Kinsell                     President and CEO of MiCELL           None
(Director)                          Technologies, Inc. a developer and
                                    manufacturer of environmentally-
                                    friendly cleaning products
-----------------------------------------------------------------------------------------------
Robert Morse                        President--Hotels & Resorts of        None
                                    MeriStar
-----------------------------------------------------------------------------------------------
James B. McCurry                    Management consultant.                None
(Director)
-----------------------------------------------------------------------------------------------
Paul W. Whetsell                    Chief Executive Officer and           None
(Chairman)                          Chairman of the Board of MeriStar
                                    and MeriStar Hospitality Corporation
-----------------------------------------------------------------------------------------------
James R. Worms                      Managing Director at William E.       None
(Director)                          Simon & Sons L.L.C., a private
                                    investment firm and merchant bank
-----------------------------------------------------------------------------------------------
James A. Calder                     Chief Financial Officer of MeriStar   None
                                    and Chief Accounting Officer of
                                    MeriStar Hospitality Corporation.
-----------------------------------------------------------------------------------------------
Bruce G. Wiles                      Chief Investment Officer of MeriStar  None
                                    and a director and Chief Investment
                                    Officer of MeriStar Hospitality
                                    Corporation.
-----------------------------------------------------------------------------------------------
John Emery                          President and Chief Operating         None
(Director)                          Officer and director of MeriStar
                                    and MeriStar Hospitality Corporation
-----------------------------------------------------------------------------------------------

                                 EXHIBIT INDEX
                                  -------------


EXHIBIT
NO.               DESCRIPTION
---               -----------

       1 Agreement and Plan of Merger, dated as of May 3, 2002, among the Issuer and MeriStar (incorporated by reference to Exhibit
                  2.1 to MeriStar's current report on Form 8-K filed on May 3,
                  2002).

      2 Voting and Conversion Agreement, dated as of May 3, 2002, among MeriStar and certain stockholders specified therein (incorporated by reference to Exhibit 2.2 to MeriStar's current report on Form 8-K filed on May 3, 2002).